Exhibit 6

NEWS RELEASE

For Immediate Release

CONTACT:

Robert C. Marese or Mark H. Harnett

MacKenzie Partners, Inc.

(212) 929-5500

HIGHFIELDS COMMENTS ON GLASS, LEWIS RECOMMENDATION TO

REJECT SALE OF MONY TO AXA AND RESPONDS TO AXA STATEMENT

Boston, MA, February 17, 2004 — Highfields Capital Management is pleased by today’s announcement by Glass, Lewis & Co. that it had issued a recommendation that all shareholders of MONY (NYSE: MNY) vote AGAINST the proposed sale of MONY to AXA Financial. Glass, Lewis is an independent proxy and financial advisory firm that uses proprietary research and independent analysis to evaluate corporate integrity and financial transparency of public company transactions.

In issuing its recommendation, Glass, Lewis stated that: “The Company has been poorly managed by a team of executives that the Board has left in place for too long despite anemic performance. And now the Board has essentially conceded defeat – agreeing to a fire sale for less than the stated book value of the business. The decision to throw in the towel was appreciated, no doubt, by the management team, which likely sees this transaction as a way to both mask its own failures and collect tens of millions in golden parachutes.”

Glass, Lewis also observed: “…if this company were operated well it would be worth far more than the $31 per share currently being offered. Accordingly, this is not a situation we deem a ‘close call’ in which deference to the views of the Board and management are appropriate. This Company is simply worth more than AXA has agreed to pay for it.”

Commenting, Richard L. Grubman, Managing Director of Highfields Capital Management stated that “We are pleased that Glass, Lewis has joined the voices of shareholders and independent analysts in concluding that management’s proposed sale is not in the interest of MONY shareholders. It is clear that they approached this issue with objectivity and solely from the perspective of the vote that would most benefit MONY shareholders. The forcefulness of their recommendation highlights the management conflicts and self-interest, as well as the flawed process, which led to the proposed sale at an inadequate price.

“As for AXA’s response today that MONY’s share price would decline if the sale is rejected, this is simply AXA joining in the scare tactics already used by MONY management. It goes without saying that AXA does not have the interests of MONY shareholders in mind. Instead, we agree with Glass, Lewis whose analysis indicates that, operated properly, MONY could be worth far more than $31 per share and yield a share value of book value or more.

“We urge all shareholders to follow MONY’s major shareholders and the recommendation of independent analysts to vote AGAINST the proposed sale at the MONY shareholder meeting on February 24, 2004.”

Shareholders who need assistance in voting their shares AGAINST the AXA merger or exercising their appraisal rights are encouraged to call MacKenzie Partners, Inc. at 800-322-2885 or 212-929-5500

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